Dreyfus Premier California Tax Exempt Bond Fund, Inc.
Statement of Investments
February 28, 2005 (Unaudited)

Long-Term Municipal Investments--95.8%	Principal Amount ($)		Value ($)
California-87.6%			
ABAG Finance Authority for Nonprofit Corps., Revenue:			
Multi Family Housing			
(Central Park Apartments):			
5.50%, 7/1/2019	1,010,000		1,060,449
5.60%, 7/1/2038	5,815,000		5,942,232
(Sansum-Santa Barbara Medical) 5.50%, 4/1/2021	3,500,000		3,766,420
Alameda Corridor Transportation Authority, Revenue			
Zero Coupon, 10/1/2032 (Insured; MBIA)	8,000,000		1,907,040
Alameda County, COP:			
8.83%, 12/1/2013 (Insured; MBIA)	5,000,000	a,b	6,240,550
Financing Project			
6%, 9/1/2021 (Insured; MBIA) (Prerefunded 9/1/2006)	2,650,000	c	2,831,419
Anaheim Public Finance Authority, Tax Allocation Revenue			
6.45%, 12/28/2018 (Insured; MBIA)	26,000,000		28,986,100
California:			
Economic Recovery:			
5.25%, 7/1/2013 (Insured; MBIA)	11,740,000		13,165,001
5.25%, 7/1/2013	30,000,000		33,457,800
5%, 7/1/2016	14,500,000		15,636,945
GO:			
9.305%, 12/1/2018 (Insured; FSA)	375,000	a,b	383,708
5.25%, 4/1/2027	6,475,000		6,916,012
5.50%, 4/1/2028	1,000,000		1,096,970
Various Purpose			
6.125%, 10/1/2011 (Insured; FGIC)	2,875,000		3,346,960
California Department of Veteran Affairs,			
Home Purchase Revenue:			
5.50%, 12/1/2019	11,380,000		12,111,393
5.20%, 12/1/2028	10,000,000		10,016,500
California Department of Water Resources, Revenue:			
Power Supply:			
5.875%, 5/1/2016	10,000,000		11,341,200
5.375%, 5/1/2018 (Insured; AMBAC)	30,585,000		34,012,661
Water			
(Central Valley Project)			
5%, 12/1/2016 (Insured; MBIA)	8,000,000		8,759,120

California Educational Facilities Authority, Revenue (Pooled College and University Projects)		
5.625%, 7/1/2023	1,275,000	1,195,223
California Health Facilities Financing Authority, Revenue:		
(Cedars-Sinai Medical Center):		
6.125%, 12/1/2030	30,695,000	33,268,776
6.25%, 12/1/2034	9,460,000	10,324,833
Health Facility (Adventist Health System/West)		
5%, 3/1/2033	2,425,000	2,448,401
(Sutter Health):		
5.35%, 8/15/2028 (Insured: MBIA)	3,780,000	4,069,435
6.25%, 8/15/2035	6,965,000	7,841,685
California Housing Finance Agency:		
MFHR:		
6.15%, 8/1/2022 (Insured: AMBAC)	1,845,000	1,918,376
6.30%, 8/1/2026 (Insured: AMBAC)	7,130,000	7,346,110
Single Family Mortgage:		
6.25%, 8/1/2014 (Insured: AMBAC)	360,000	361,876
6.30%, 8/1/2024	1,155,000	1,187,663
6.45%, 8/1/2025	1,005,000	1,017,532
California Pollution Control Financing Authority, PCR:		
10.143%, 6/1/2014	5,500,000 a,b	7,350,750
10.143%, 6/1/2014 (Insured: MBIA)	24,165,000 a,b	32,296,522
(Southern California Edison Co.)		
6.40%, 12/1/2024	12,600,000	12,632,760
SWDR:		
(Browning Ferris Industries):		
5.80%, 12/1/2016	2,000,000	1,900,080
6.75%, 9/1/2019	600,000	596,706
(Keller Canyon Landfill Co. Project)		
6.875%, 11/1/2027	1,000,000	1,010,600
California Public Works Board, LR:		
(Department of Corrections, Calipatria State Prison, Imperial County)		
6.50%, 9/1/2017 (Insured: MBIA)	13,000,000	16,050,970
(Various University of California Projects)		
5.50%, 6/1/2014	5,000,000	5,588,350
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue:		
6%, 7/1/2022	3,500,000	3,693,900
6%, 7/1/2026	2,500,000	2,662,125
6%, 7/1/2031	5,250,000	5,544,158
California Statewide Communities Development Authority:		
COP:		
(Catholic Healthcare West)		
6.50%, 7/1/2020	4,000,000	4,457,720
(Motion Picture and Television Fund)		
6.45%, 1/1/2022 (Insured: AMBAC)	5,700,000	5,768,571
(The Internext Group)		
5.375%, 4/1/2030	20,000,000	19,843,800
Revenue:		
(Daughters of Charity Health System)		
5.25%, 7/1/2035	13,250,000 d	13,608,810
(Kaiser Permanente):		
3.45%, 5/1/2011	10,000,000	9,821,600
5.50%, 11/1/2032	13,500,000	14,172,165
(Sutter Health)		
5.50%, 8/15/2028	14,000,000	14,856,240
(The California Endowment):		
5%, 7/1/2028	15,360,000	16,034,918
5%, 7/1/2033	16,710,000	17,396,781
5%, 7/1/2036	14,355,000	14,939,966

Capistrano Unified School District:		
Community Facilities District		
Special Tax Number 98 (Ladera)		
5.75%, 9/1/2029	5,500,000	5,675,890
School Facilities Improvement District Number 1		
6%, 8/1/2024 (Insured: FGIC)	2,075,000	2,364,089
Castaic Lake Water Agency, COP, Revenue		
(Water System Improvement Project)		
Zero Coupon, 8/1/2027 (Insured: AMBAC)	10,000,000	3,207,800
Central California Joint Powers		
Health Financing Authority, COP		
(Community Hospitals of Central California):		
6%, 2/1/2030	4,000,000	4,165,520
5.75%, 2/1/2031	18,500,000	19,045,565
Contra Costa County Public Finance Authority,		
Tax Allocation Revenue (Pleasant Hill)		
5.45%, 8/1/2028	2,840,000	2,925,882
Contra Costa Water District, Water Revenue		
5%, 10/1/2019 (Insured: FSA)	1,000,000	1,074,480
Cucamonga County Water District, COP		
5.25%, 9/1/2025 (Insured: FGIC)	5,555,000	5,968,570
Del Mar Race Track Authority, Revenue		
6.20%, 8/15/2011	2,000,000	2,116,960
Delano, COP (Delano Regional Medical Center)		
5.25%, 1/1/2018	13,500,000	13,380,930
Elsinore Valley Municipal Water District, COP:		
5.375%, 7/1/2018 (Insured: FGIC)	2,000,000	2,276,500
5.375%, 7/1/2019 (Insured: FGIC)	3,855,000	4,408,578
Escondido Improvement Board		
5.70%, 9/2/2026	1,335,000	1,374,302
Fontana, Special Tax		
5.25%, 9/1/2017 (Insured: MBIA)	10,000,000	10,901,300
Fontana Public Financing Authority,		
Tax Allocation Revenue		
(North Fontana Redevelopment Project):		
5%, 10/1/2021 (Insured: AMBAC)	5,000,000	5,350,000
5%, 10/1/2022 (Insured: AMBAC)	5,000,000	5,327,950
5.50%, 9/1/2032 (Insured: AMBAC)	13,800,000	14,950,368
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue		
5.75%, 1/15/2040	500,000	509,195
Fremont Union High School District:		
5%, 9/1/2020 (Insured: FGIC)	5,000,000	5,405,450
5.25%, 9/1/2022 (Insured: FGIC) (Prerefunded 9/1/2010)	3,400,000 c	3,757,578
5.25%, 9/1/2023 (Insured: FGIC) (Prerefunded 9/1/2010)	4,000,000 c	4,420,680
5.25%, 9/1/2025 (Insured: FGIC) (Prerefunded 9/1/2010)	11,295,000 c	12,482,895
Fresno, Sewer Revenue		
5.25%, 9/1/2019 (Insured: AMBAC)	12,400,000	14,057,012
Fullerton Community Facilities District Number 1,		
Special Tax (Amerige Heights):		
6.10%, 9/1/2022	1,000,000	1,043,800
6.20%, 9/1/2032	2,500,000	2,589,200
Golden State Tobacco Securitization Corp.,		
Enhanced Tobacco Settlement Asset-Backed Bonds		
5.50%, 6/1/2043	5,000,000	5,343,100
High Desert Memorial Health Care District, Revenue		
5.40%, 10/1/2011	2,500,000	2,517,450
Kaweah Delta Health Care District, Revenue		
6%, 8/1/2034	9,000,000	9,824,850
La Quinta Financing Authority, Local Agency Revenue		
5.125%, 9/1/2034 (Insured: AMBAC)	15,165,000	15,909,601
Long Beach Special Tax Community		
Facilities District Number 5 (Towne Center)		
6.875%, 10/1/2025	500,000	520,860
Los Angeles, GO		
5%, 9/1/2016 (Insured: MBIA)	11,670,000	12,671,053
Los Angeles Harbor Department, Revenue		
6%, 8/1/2012	8,900,000	9,350,340
Los Angeles Unified School District:		
5%, 7/1/2017 (Insured: MBIA)	12,770,000	13,855,067
5.75%, 7/1/2017 (Insured: MBIA)	10,135,000	11,984,637
5%, 7/1/2018 (Insured: FSA)	11,885,000	12,802,403
Madera County, COP		
(Valley Children's Hospital)		
6.50%, 3/15/2009 (Insured: MBIA)	3,370,000	3,826,365
Metropolitan Water District of Southern California,		
Waterwoks Revenue		
5%, 7/1/2016	10,000,000	10,882,400
Murrieta Unified School District		
Zero Coupon, 9/1/2021 (Insured: FGIC)	4,950,000	2,253,141
Natomas Unified School District		
5.95%, 9/1/2021 (Insured: MBIA)	2,500,000	3,002,200
Newark Unified School District:		
5%, 8/1/2021 (Insured: MBIA)	3,470,000	3,707,799
5%, 8/1/2022 (Insured: MBIA)	3,690,000	3,928,042
New Haven Unified School District		
5.75%, 8/1/2019 (Insured: FSA)	2,000,000	2,284,220
Northern California Power Agency, Revenue		
(Hydroelectric Project Number 1):		
7%, 7/1/2016 (Insured: AMBAC) (Prerefunded 1/1/2016)	670,000 c	859,362
6.30%, 7/1/2018 (Insured: MBIA)	26,400,000	32,452,992
7.50%, 7/1/2023 (Insured: AMBAC) (Prerefunded 7/1/2021	375,000 c	517,556
Oakland Unified School District		
5.25%, 8/1/2024 (Insured: FGIC)	17,275,000	18,706,406
Orange County Community Facilities District (Ladera Ranch)		
Special Tax Number 1:		
6.25%, 8/15/2030	1,600,000	1,749,936
6%, 8/15/2032	3,000,000	3,196,530
Special Tax Number 3:		
5.60%, 8/15/2028	3,250,000	3,327,967
5.625%, 8/15/2034	6,000,000	6,154,080
Orange County Public Financing Authority, LR		
(Juvenile Justice Center Facility)		
5.375%, 6/1/2019 (Insured: AMBAC)	6,150,000	6,817,398

Pasadena Unified School District		
5%, 11/1/2014 (Insured: FGIC)	10,000,000	11,089,900
Pomona, COP, General Fund Lease Financing		
5.50%, 6/1/2028 (Insured: AMBAC)	1,000,000	1,111,190
Pomona Redevelopment Agency, Tax Allocation		
(West Holt Avenue)		
5.50%, 5/1/2032	3,000,000	3,114,330
Public Utilities Commission of the City and County		
of San Francisco, Clean Water Revenue:		
5%, 10/1/2012 (Insured: MBIA)	23,095,000	25,532,215
5%, 10/1/2013 (Insured: MBIA)	22,195,000	24,465,105
Rancho Cucamonga Redevelopment Agency		
(Tax Allocation Rancho Development)		
5.375%, 9/1/2025 (Insured: MBIA)	7,485,000	8,109,698
Rancho Mirage Joint Powers Financing Authority, Revenue		
(Eisenhower Medical Center)		
5.625%, 7/1/2029	10,430,000	10,982,686
Redwood Empire Financing Authority, COP		
6.40%, 12/1/2023	2,750,000	2,814,927
Riverside County, SFMR		
7.80%, 5/1/2021 (Collateralized: GNMA)	1,250,000	1,742,525
Sacramento City Financing Authority, Revenue:		
9.381%, 12/1/2013 (Insured: AMBAC)	2,335,000 a,b	2,903,526
9.381%, 12/1/2014 (Insured: AMBAC)	2,570,000 a,b	3,195,744
Sacramento County, Airport System Revenue		
6%, 7/1/2017 (Insured: MBIA)	5,850,000	6,181,227
Sacramento County (Community Facilities District Number 1)		
5.70%, 12/1/2020	2,970,000	3,038,518
Sacramento County Housing Authority,		
MFHR (Cottage Estate Apartments)		
6%, 2/1/2033 (Collateralized: FNMA)	1,000,000	1,052,800
Sacramento County Sanitation District		
Financing Authority, Revenue		
5%, 12/1/2027 (Insured: AMBAC)	19,330,000	20,005,390
Sacramento Municipal Utility District,		
Electric Revenue:		
6.50%, 9/1/2013 (Insured: MBIA)	6,930,000	8,211,288
5%, 11/15/2014 (Insured: MBIA)	5,000,000	5,491,050
5.20%, 7/1/2017 (Insured: MBIA)	300,000	321,003
San Bernardino County, COP		
(Capital Facilities Project)		
6.875%, 8/1/2024	5,000,000	6,610,150
San Diego County, COP:		
5.70%, 2/1/2028	1,000,000	944,200
(Burnham Institute)		
6.25%, 9/1/2029	3,800,000	3,983,198
San Diego County Water Authority,		
Water Revenue, COP		
5%, 5/1/2032 (Insured: MBIA)	10,000,000	10,334,800
San Diego Unified School District:		
Zero Coupon, 7/1/2017 (Insured: FGIC)	2,325,000	1,343,269
5.25%, 7/1/2018 (Insured: FGIC)	3,390,000	3,807,817
San Francisco City and County Airports Commission,		
International Airport Revenue		
5.90%, 5/1/2026	9,385,000	9,738,158
San Francisco City and County, COP (San Bruno Jail Number		
5.25%, 10/1/2021 (Insured: AMBAC)	2,985,000	3,223,442
San Joaquin Hills Transportation Corridor Agency,		
Toll Road Revenue		
Zero Coupon, 1/15/2032 (Insured: MBIA)	48,295,000	12,103,210
San Jose Redevelopment Agency, Tax Allocation		
(Merged Area Redevelopment Project)		
5.25%, 8/1/2029	1,000,000	1,033,770
San Juan Unified School District:		
Zero Coupon, 8/1/2023 (Insured: FSA)	10,030,000	4,070,475
Zero Coupon, 8/1/2024 (Insured: FSA)	10,655,000	4,078,734
San Mateo County Community		
College District, GO:		
Zero Coupon, 9/1/2027 (Insured: MBIA)	15,565,000	4,961,032
Zero Coupon, 9/1/2028 (Insured: MBIA)	16,380,000	4,939,553
South Placer Authority, Wastewater Revenue		
5.25%, 11/1/2027 (Insured: FGIC)		
(Prerefunded 11/1/2010)	1,000,000 c	1,122,670
Southeast Resource Recovery Facility Authority, LR:		
5.25%, 12/1/2016 (Insured: AMBAC)	11,715,000	12,873,614
5.25%, 12/1/2017 (Insured: AMBAC)	6,475,000	7,095,240
5.25%, 12/1/2018 (Insured: AMBAC)	8,085,000	8,865,688
Stockton, Health Facilities Revenue		
(Dameron Hospital Association)		
5.70%, 12/1/2014	1,000,000	1,048,630
Torrance Redevelopment Agency,		
Tax Allocation Revenue		
5.625%, 9/1/2028	500,000	505,415
University of California, Revenues:		
Hospital (UCLA Medical Center)		
5%, 5/15/2039 (Insured: AMBAC)	9,650,000	9,939,500
Multi Purpose		
5.25%, 9/1/2027 (Insured: MBIA)	31,475,000	33,589,491
Valley Health System, HR		
(Improvement Project)		
6.50%, 5/15/2025	500,000	500,795
Ventura County Community College District		
5.50%, 8/1/2023 (Insured: MBIA)	4,250,000	4,744,445
West Basin Municipal Water District, Revenue, COP:		
5.25%, 8/1/2014 (Insured: MBIA)	5,000,000	5,553,750
5.25%, 8/1/2015 (Insured: MBIA)	5,500,000	6,063,090
5.25%, 8/1/2016 (Insured: MBIA)	3,500,000	3,843,000
5.25%, 8/1/2017 (Insured: MBIA)	2,000,000	2,189,980
West Covina Redevelopment Agency,		
Community Facilities District Special Tax		
(Fashion Plaza):		
6%, 9/1/2017	6,000,000	6,909,060
6%, 9/1/2022	11,325,000	13,606,195
Whittier Health Facility, Revenue		
(Presbyterian Intercommunity Hospital)		
5.75%, 6/1/2031	10,090,000	10,717,497

U.S. Related--8.2%			
Commonwealth of Puerto Rico, Public Improvement			
5.50%, 7/1/2016 (Insured; MBIA)	11,830,000		13,721,735
Commonwealth of Puerto Rico			
Highway and Transportation Authority,			
Transportation Revenue			
7.919%, 7/1/2038 (Insured; MBIA)	1,000,000	a,b	1,079,270
Commonwealth of Puerto Rico			
Infrastructure Financing Authority,			
Special Tax Revenue:			
7.745%, 7/1/2015 (Insured; AMBAC)	1,000,000	a,b	1,122,820
5.50%, 10/1/2032	10,000,000		11,022,800
5.50%, 10/1/2040	30,000,000		33,068,400
Puerto Rico Highway and Transportation Authority:			
Highway Revenue			
5.50%, 7/1/2013 (Insured; MBIA)	4,750,000		5,378,283
Transportaion Revenue			
6%, 7/1/2039 (Prerefunded 7/1/2010)	2,000,000	c	2,291,340
Puerto Rico Housing Finance Authority			
(Capital Fund Program)			
5%, 12/1/2015	11,615,000		12,516,092
Puerto Rico Public Buildings Authority,			
Government Facilities Revenue			
5%, 7/1/2012 (Insured; AMBAC)	21,600,000		23,571,216
Virgin Islands Public Finance Authority, Revenue:			
7.30%, 10/1/2018	3,100,000		4,040,168
Subordinated Lien Fund Loans Notes			
6%, 10/1/2022	2,000,000		2,052,140
Total Long - Term Municipal Investments			
(cost $ 1,213,642,003)			1,288,979,385
Short-Term Municipal Investments--3.5%			
California Department of Water Resources,			
Power Supply Revenue, VRDN:			
1.80% (LOC; Bayerische Landesbank)	1,000,000	e	1,000,000
1.76% (LOC; Bank of New York)	4,000,000	e	4,000,000
California Health Facilities Financing Authority, HR			
VRDN (Adventist) 1.76% (Insured; MBIA)	300,000	e	300,000
California Pollution Control Financing Authority,			
PCR, VRDN:			
(Exxonmobil Project)			
1.50%	1,900,000	e	1,900,000
(Pacific Gas and Electric Corp.)			
1.77% (LOC; JPMorgan Chase Bank)	22,200,000	e	22,200,000
California Statewide Communities			
Development Authority, Revenue, VRDN			
(University Retirement) 1.77% (Insured; Radian)	8,685,000	e	8,685,000
Pittsburg Redevelopment Agency,			
Tax Allocation, VRDN			
(Los Medanos Community)			
1.76% (Insured; AMBAC)	8,600,000	e	8,600,000
Total Short-Term Municipal Investments			
(cost $46,685,000)			46,685,000
Total Investments (cost $1,260,327,003)	99.3%		1,335,664,385
Cash and Receivables (Net)	.7%		9,829,348
Net Assets	100.0%		1,345,493,733

Notes to Statement of Investments:

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed to be liquid by the Board of Directors. At February 28, 2005, these securities amounted to $54,572,890 or 4.1% of net assets.

b Inverse floater security-the interest rate is subject to change periodically.

c Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d Purchased on delayed delivery basis.

e Securities payable on demand. Variable interest rate - subject to periodic change

f At February 28, 2005, 29.5% of the fund's net assets are insured by MBIA

g Securities valuation policies and other investment related disclosures are hereby incorporated by reference t annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.